AEP Texas Inc.
1 Riverside Plaza
Columbus, Ohio 43215

VIA EDGAR
November 29, 2017

Re:	AEP Texas Inc.
Registration Statement on Form S-4 (File No. 333-221643)

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AEP Texas Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 3 p.m., Eastern Standard Time, on December 1, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to the undersigned at 614-716-1648.

Very truly yours,

AEP Texas Inc.

By:	/s/ Thomas G. Berkemeyer
Name:	Thomas G. Berkemeyer
Title:	Assistant Secretary